GREAT PANTHER SILVER LIMITED
 (Formerly Great Panther Resources Limited)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2009 and 2008
Expressed in Canadian Dollars

GREAT PANTHER SILVER LIMITED

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Great Panther Silver Limited is responsible for the presentation and preparation of the accompanying consolidated financial statements of Great Panther Silver Limited and all related financial information contained in this Annual Report, including Management’s Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include certain amounts that are based on estimates and judgments of management. Financial information presented elsewhere in the Annual Report is consistent with that contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Company’s Audit Committee is appointed by the Board of Directors annually and is comprised of three independent directors. The Audit Committee meets quarterly to review the Company’s consolidated financial statements and Management’s Discussion and Analysis, and on an annual basis, the independent auditors’ report. The Audit Committee recommends to the Board of Directors the external auditors to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. The independent auditors have unrestricted access to the Company, the Audit Committee, and the Board of Directors.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2009, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in their report which appears herein.

“Robert A. Archer”	“Raakel S. Iskanius”
Chief Executive Officer	Chief Financial Officer

March 10, 2010	March 10, 2010

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidatedbalance sheets of Great Panther Silver Limited as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

March 10, 2010

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Board of Directors of Great Panther Resources Limited

We have audited the accompanying consolidated balance sheets of Great Panther Silver Limited (the “Company") as of December 31, 2009 and 2008 and the related consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. We also conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

March 10, 2010

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

To the Shareholders and Board of Directors of Great Panther Silver Limited

We have audited Great Panther Silver Limited’s (the “Company") internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008 and the related consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2009 and our report dated March 10, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP (signed)

Chartered Accountants

Vancouver, Canada

March 10, 2010

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

December 31, 2009 and 2008

	2009	2008
		(Revised
		note 2(a))

Assets

Current assets:
Cash and cash equivalents	$13,312,091	$606,244
Marketable securities	22,754	6,435
Amounts receivable (note 5)	5,539,238	3,737,925
Income taxes recoverable	342,217	431,523
Inventories (note 6)	1,438,376	945,506
Prepaid expenses, deposits and advances	1,585,069	495,287
	22,239,745	6,222,920

Mineral properties, plant and equipment (note 7)	14,934,521	16,087,761

	$37,174,266	$22,310,681

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$2,658,024	$4,466,335
Current portion of capital lease obligations (note 18(f))	800,761	436,498
Current portion of promissory note (note 9(a))	121,994	-
Current portion of future income tax liability (note 16)	506,222	-
	4,087,001	4,902,833
Long-term liabilities:
Capital lease obligations (note 18(f))	62,634	456,788
Promissory note (note 9(a))	118,424	-
Convertible loan notes (note 9(b))	3,356,397	4,651,690
Asset retirement obligations (note 10)	1,382,091	1,104,877
Future income tax liability (note 16)	1,311,609	1,376,588
	10,318,156	12,492,776
Shareholders’ equity:
Share capital (note 11(b))	75,910,220	57,865,462
Contributed surplus (note 11(c))	10,268,043	7,724,900
Equity component of convertible loan notes (note 9(b))	1,563,000	2,569,000
Advances on share subscriptions (note 11(f))	-	85,000
Accumulated other comprehensive income (loss) (note 12)	(22,773)	(37,592)
Deficit	(60,862,380)	(58,388,865)
	26,856,110	9,817,905
Nature of operations (note 1)
Commitments and contingencies (note 18)
Subsequent events (note 20)

	$37,174,266	$22,310,681

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Martin B. Carsky”	Director	“Kaare G. Foy”	Director

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
		(Revised
		note 2(a))

Revenues:
Mineral sales	$31,731,715	$22,445,438	$15,523,094
Cost of sales (excluding amortization and depletion)	16,767,683	18,144,223	14,152,657
	14,964,032	4,301,215	1,370,437
Expenses:
Amortization and depletion of mineral properties, plant and equipment	3,576,796	4,285,029	3,603,668
Accretion on asset retirement obligation (note 10)	277,214	281,677	22,704
Mineral property exploration expenditures (note 8)	1,581,955	6,327,926	6,803,104
General and administrative	5,802,508	5,965,595	4,672,362
Stock-based compensation (note 11(d))	2,377,927	1,608,271	1,129,500
	13,616,400	18,468,498	16,231,338
	1,347,632	(14,167,283)	(14,860,901)

Other income (expenses):
Interest income	58,955	240,929	207,892
Interest expense	(1,168,799)	(1,155,197)	(1,035,577)
Debt settlement expense (note 9(b)(i))	(51,165)	-	-
Foreign exchange gain (loss)	(383,400)	113,042	(1,440,802)
Gain (loss) on disposal of fixed assets	(2,014)	31,168	-
	(1,546,423)	(770,058)	(2,268,487)

Loss before provision for income taxes	(198,791)	(14,937,341)	(17,129,388)

Recovery of (provision for) income taxes (note 16)	(668,060)	1,176,515	(2,571,473)

Loss for the year	(866,851)	(13,760,826)	(19,700,861)

Other comprehensive income (loss), net of tax: Unrealized gain (loss) on marketable securities	14,819	(43,537)	5,945

Comprehensive loss for the year	$(852,032)	$(13,804,363)	$(19,694,916)

Basic and diluted loss per share	$(0.01)	$(0.17)	$(0.27)

Weighted average number of shares	90,210,438	81,321,733	72,227,455

See accompanying notes to consolidated financial statements.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
CONSOLIDATED STATEMENTS OF DEFICIT
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
		(Revised
		note 2(a))

Deficit, beginning of year	$(58,388,865)	$(44,628,039)	$(24,927,178)
Settlement of convertible note (note 9(b)(i))	(1,606,664)	-	-
Loss for the year	(866,851)	(13,760,826)	(19,700,861)

Deficit, end of year	$(60,862,380)	$(58,388,865)	$(44,628,039)

See accompanying notes to consolidated financial statements.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007
		(Revised
		Note 2(a))

Cash flows provided by (used in) operating activities:
Loss for the year	$(866,851)	$(13,760,826)	$(19,700,861)
Items not involving cash:
Amortization and depletion of mineral properties, plant and equipment	3,576,796	4,285,029	3,603,668
Foreign exchange (gain) loss on debt	(73,037)	133,612	(778)
Foreign exchange (gain) loss on future income tax	(161,828)	-	-
Stock-based compensation	2,377,927	1,608,271	1,129,500
Shares issued for mineral exploration expenditures	-	191,568	246,000
Shares received for mineral exploration expenditures	(1,500)	(10,177)	(33,850)
Future income tax	603,070	(1,044,916)	2,421,504
Interest accretion on debt discount	-	11,154	259,355
Interest accretion on convertible notes payable	627,755	623,079	377,812
Debt settlement expense	51,165	-	-
Interest on capital lease obligation	-	24,438	-
Accretion on asset retirement obligations	277,214	281,677	22,704
Write-down of inventory	-	240,810	-
Loss (gain) on disposal of capital assets	2,014	(31,168)	-
	6,412,725	(7,447,449)	(11,674,946)
Changes in non-cash operating working capital:
Amounts receivable	(1,801,313)	2,277,611	(2,384,389)
Inventories	(471,155)	(357,566)	(143,346)
Prepaid expenses and deposits	(1,089,782)	371,085	245,025
Accounts payable and accrued liabilities	(1,840,322)	1,959,822	1,930,532
Income taxes	89,306	(68,303)	(490,695)
Net cash provided by (used in) operating activities	1,299,459	(3,264,800)	(12,517,819)

Cash flows provided by (used in) investing activities:
Mineral properties and capital expenditures	(1,762,302)	(1,927,624)	(3,328,413)
Proceeds from disposal of capital assets	5,177	100,614	-
Net cash used in investing activities	(1,757,125)	(1,827,010)	(3,328,413)

Cash flows provided by (used in) financing activities:
Repayment of long-term debt	-	(104,898)	(1,456,893)
Repayment of capital lease obligations	(364,745)	(180,985)	-
Repayment of promissory note	(9,840)	-	-
Proceeds from advances on share subscriptions	-	85,000	-
Proceeds from exercise of warrants	519,153	142,710	8,725,054
Proceeds from exercise of options	730,859	398,250	678,000
Proceeds from issuance of convertible notes	-	-	4,050,000
Issuance of shares for cash, net of issue costs	12,288,086	-	-
Net cash provided by financing activities	13,163,513	340,077	11,996,161

Increase (decrease) in cash and cash equivalents	12,705,847	(4,751,733)	(3,850,071)

Cash and cash equivalents, beginning of year	606,244	5,357,977	9,208,048

Cash and cash equivalents, end of year	$13,312,091	$606,244	$5,357,977

See accompanying notes to consolidated financial statements.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

	2009	2008	2007

Supplementary cash flow information:
Income taxes received	$24,316	$63,296	$-
Income taxes paid	-	-	640,664
Interest expense paid	366,202	496,526	330,517
Interest income received	58,955	250,317	198,504

Non-cash financing and investing transactions:
Mineral property adjustment from changes in asset retirement obligation	-	(277,971)	986,182
Assumption of capital lease obligation on purchase of equipment	407,891	785,047	-
Value added tax on capital lease obligation	80,348	136,293	-
Warrants issued for financing fee (note 11(b))	442,334	-	-
Issuance of shares pursuant to mineral property option agreements	-	191,568	246,000
Issuance of promissory note for equipment (note 9(a))	250,258	-	-
Shares issued on conversion of convertible note (note 9(b)(i))	4,586,877	-	-

See accompanying notes to consolidated financial statements.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

1.	Nature of operations:

Great Panther Silver Limited (the “Company”) was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share. On December 17, 2009, the Company’s shareholders approved changing the Company's name from Great Panther Resources Limited to Great Panther Silver Limited which became effective as of January 1, 2010. No change to the Company's capital structure is involved and the common shares of the Company continue to trade on the main board of the Toronto Stock Exchange under the symbol GPR.

The Company is in the business of acquisition, development and exploration, and operation of mineral properties and mines in Mexico. Among the properties in which the Company has interests, the Topia and Guanajuato mines are in production. The Company’s other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable. Costs associated with these exploration stage properties have been expensed.

These financial statements have been prepared by management on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that the current exploration and development programs will result in the discovery and development of economic ore reserves.

2.	Significant accounting policies:

	(a)	Revision:

The Company’s December 31, 2008 consolidated financial statements were revised for the effect of an adjustment to future income taxes that was not considered material to be recorded last year.

	(b)	Basis of presentation and principles of consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, New Age Investments Inc., Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V., and Minera de Villa Seca, S.A. de C.V. On November 30, 2009, Exploraciones Mineras el Rosario, S.A. de C.V., the Company’s subsidiary responsible for exploration and further development of the Company’s mineral properties, was merged with Minera de Villa Seca, S.A. de C.V. All inter-company balances and transactions are eliminated on consolidation.

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Significant measurement differences between those principles and requirements promulgated by the Financial Accounting Standards Board and the Securities and Exchange Commission (collectively US GAAP), as they affect the Company, are disclosed in note 21.

	(c)	Use of estimates:

The preparation of the consolidated financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

estimates relate to the assessment for impairment and useful life of mineral properties, plant and equipment, site restoration costs, valuation of amounts receivable and future income tax assets, assumptions used in determining the fair value of non-cash stock-based compensation, the fair value of the equity component of convertible loan notes and the fair values assigned to the net assets acquired and liabilities assumed on acquisition. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

(d)	Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash. Short term investments have maturity dates of three months or less from the date of purchase, or they are redeemable prior to maturity.

(e)	Marketable securities:

Marketable securities are recorded at fair value based on quoted market prices.

(f)	Inventories:

Inventories consist of ore stockpiles and concentrate inventories which are valued at the lower of weighted average cost and net realizable value. Costs include all direct production costs and fixed overhead. Materials and supplies inventory, which includes the cost of consumables used in operations such as fuel, grinding media, chemicals and spare parts, are stated at the lower of average cost and replacement cost. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of property, plant, and equipment. Silver bullion, to be minted and sold as coins and bars, are recorded at lower of cost and net realizable value.

(g)	Mineral properties, plant and equipment:

The Company’s policy is to expense, as incurred, exploration expenditures, periodic option payments related to mineral properties and administrative and land use costs incurred prior to commercial feasibility of mining operations being established. Mineral property acquisition costs are capitalized.

Mineral property acquisition costs include cash consideration and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Costs related to the acquisition of property and mineral rights, equipment, construction of production facilities and the development and betterment of mine infrastructure and equipment are capitalized. Costs of permitting, evaluation and feasibility are capitalized upon completion of an analysis which demonstrates the economic viability of the mineral deposit. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries.

Once commercial production has commenced, production facilities and equipment are depreciated using the units-of-production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets relate. As at December 31, 2009, the Company did not have a reliable estimate of reserves and therefore did not use the units-of-production method. Effective October 1, 2008, the remaining life of the Topia mine was extended from 2 years to 7 years. Effective December 31, 2008, the remaining life of the Guanajuato mine was extended from 2 years to 3 years. Management’s estimate of expected remaining mine life is based upon available internal and external estimated resource information, historical production and

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

recovery levels, planned future production and recovery levels, and other factors. Changes in mine life are recognized prospectively.

Maintenance and repairs are charged to operations as incurred. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

Capital assets held at the parent company are recorded at cost less accumulated depreciation, calculated using the following basis:

Computer equipment	30% declining balance
Furniture and fixtures	20% declining balance
Office equipment	20% declining balance
Leasehold improvements	straight-line over the term of the lease

(h)	Impairment of long-lived assets:

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Estimated cash flows include assumptions about long-term silver, gold, lead and zinc prices, future production levels, and future operating, capital and reclamation costs. If carrying value exceeds estimated discounted future cash flows, an impairment loss is recognized based on the excess of carrying value over the estimated fair value of the asset.

Management's estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company's investment in its mineral property, plant, equipment and mine development. Management's estimates of these factors are based on current conditions. Nonetheless, it is reasonably possible that in the near term, changes that could adversely affect management's estimate of net cash flows expected to be generated from its properties could occur, which may necessitate a write-down for asset impairment.

(i)	Stock-based compensation:

The Company accounts for stock-based payments granted to non-employees after January 1, 2002 and employees after January 1, 2003 using the fair value-based method. Under the fair value-based method, compensation cost is measured at the fair value as the awards are earned and services performed and charged to operations over the service period which normally is the period during which the options vest.

(j)	Revenue recognition:

The Company recognizes revenue from the sale of concentrates based on market metal prices and mineral content when title to the concentrates transfers to the customer, which generally occurs on the date the shipment is received. Revenue is recorded in the consolidated statement of operations net of treatment and refining costs paid to counter parties under terms of the off-take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales using forward metal prices based upon the expected final settlement date. Variations between the sales price recorded at the shipment date and the actual final sales price at the settlement

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

date caused by changes in market metal prices results in an embedded derivative in the related accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

(k)	Asset retirement obligations:

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the fair value of future reclamation and remediation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the asset, if a reasonable estimate of fair value can be made. The liability is measured initially at fair value and the resulting cost capitalized to the carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount with the offsetting amount charged to earnings, and any change in the amount or timing of the underlying cash flows with the offsetting amount recorded as an adjustment to mineral properties. The asset retirement cost is depreciated over the remaining life of the assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. The Company continually reviews its asset retirement obligations as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such changes in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

(l)	Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, accounts payable and accrued liabilities, promissory note and convertible loan notes. These financial instruments are classified as either held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities.

Held-for-trading financial instruments include cash and cash equivalents and are initially and subsequently recorded at fair value. Unrealized gains and losses related to revaluations are recorded in net income for the period. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term.

Transaction costs are expensed as incurred for financial instruments designated as held-for-trading. The effective interest rate method of amortization is used for any transaction costs for financial instruments measured at amortized cost, which includes loans and receivables and other financial liabilities.

Available-for-sale financial assets include marketable securities and are initially and subsequently recorded at fair value. Unrealized gains and losses resulting from revaluation are included in other comprehensive income. When the assets are sold or an impairment write down is required, the accumulated fair value adjustments recognized in equity are included in the income statement. Financial assets that are non-derivatives and not classified in any of the other categories are classified as available- for-sale. Categories of regular way purchases and sales of financial assets are accounted for at the settlement date.

Loans and receivables include amounts receivable and are initially measured at fair value and subsequently measured at amortized cost. Gains and losses resulting from revaluations, impairment

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

write-downs and foreign exchange translation adjustments are recognized in net earnings for the period. Financial assets with fixed or determinable payments that are not quoted in an active market are classified in this category.

Other financial liabilities include accounts payable, accrued liabilities, promissory note and convertible loan notes. Other financial liabilities are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate method. Gains and losses resulting from revaluation and foreign exchange translation adjustments are recognized in net earnings for the period.

The conversion feature of the convertible loan notes are recorded at fair value using a Black-Scholes valuation model upon issue of the note. The fair value of the conversion feature is recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value until extinguished on conversion or maturity.

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired using the following criteria:

•

For available-for-sale financial assets, a provision for impairment is established when there is a significant or prolonged decline in fair value of the marketable securities or when there is objective evidence that the carrying amount of the marketable securities may not be recovered. The amount of the provision is the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement are not reversed through the income statement.

•

For loans and receivables, a provision for impairment is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor or delinquency in payments are considered indicators that a trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement within general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative expenses in the income statement.

(m)	Foreign currency translation:

The functional currency of the Company and its subsidiaries is the Canadian dollar.

Monetary items denominated in a foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(n)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is, in management’s estimation, more likely than not to be realized.

(o)	Loss per share:

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options or warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. Diluted loss per share is the same as basic loss per share because the effect on the basic loss per share of outstanding options and warrants is anti-dilutive.

(p)	Comparative figures:

Certain comparative figures have been reclassified to conform with current year presentation.

3.	Adoption of new accounting standards:

Effective January 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

	(a)	Goodwill and Intangible Assets:

The Canadian Accounting Standards Board (“AcSB”) issued CICA 3064, Goodwill and Intangible Assets, which replaces CICA 3062, Goodwill and Other Intangible Assets, and CICA 3450, Research and Development Costs. This new section establishes revised standards for the recognition, measurement and disclosure of goodwill and intangible assets. The Company evaluated the impact of this new standard and concluded that there was no material impact on the financial position or operating results of the Company as a result of the adoption of this standard.

	(b)	EIC 173 – Credit Risk and the Fair Value of Financial Assets and Financial Liabilities:

In January 2009, the AcSB issued EIC 173 which requires the Company to consider its own credit risk and the credit risk of its counterparties when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this standard did not have a material impact on the valuation of the financial assets and financial liabilities of the Company.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(c)	EIC 174 – Mining Exploration Costs:

In March 2009, the AcSB issued EIC 174 which provides guidance on the capitalization of mining exploration costs, particularly when mineral reserves have not been established and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The guidance provided by EIC 174 has been applied in the preparation of these financial statements and did not have a material impact on the valuation of the Company’s mineral properties.

(d)	Fair Value Hierarchy:

During the year, the AcSB amended CICA 3862, Financial Instruments – Disclosures, to require enhanced disclosures about the relative reliability of the data, or “inputs,” that an entity uses to measure the fair values of its financial instruments. It requires financial instruments measured at fair value to be classified into one of three levels in the “fair value hierarchy” based on the lowest level input that is significant to the fair value measurement in its entirety. The amended section relates to disclosure only and did not have a material impact on the financial results of the Company. These disclosures are presented in note 14.

(e)	Financial Instruments – Recognition and Measurement:

During the year, the AcSB amended CICA 3855 to (i) change the categories into which a debt instrument is required or permitted to be classified; (ii) change the impairment model for held-to-maturity financial assets to the incurred credit loss model of CICA 3025; (iii) require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances; (iv) provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of held-for-trading category; and (v) to clarify the application of the effective interest rate method after a debt instrument has been impaired. The adoption of these amendments did not result in a material impact on the Company’s consolidated financial statements.

4.	Recent accounting pronouncements:

	(a)	Business Combinations/Consolidated Financial Statements/Non-Controlling Interests:

The AcSB issued CICA sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which replaced sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011. Early adoption is permitted for these new standards. The Company does not expect the adoption of these sections to have a material impact on its consolidated financial statements.

	(b)	Amendment to CICA 3855 – Financial Instruments – Recognition and Measurement:

The AcSB amended CICA 3855 to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes. The amendment is applicable to interim and annual financial statements relating to years beginning on or after January 1, 2011. The Company does not expect the adoption of this amendment to have a material impact on its consolidated financial statements.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(c)	International Financial Reporting Standards (“IFRS”):

In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and restatement of the opening balance sheet as at January 1, 2010. The execution of the Company’s IFRS conversion plan is underway, including the evaluation of financial impact upon IFRS adoption, development of IFRS accounting policies, and redesign of business processes. The Company anticipates there will be changes in accounting policies and these changes may materially impact our financial statements but the impact cannot be reasonably estimated at this time.

5.	Amounts receivable:

	2009	2008

Trade accounts receivable	$3,471,546	$1,693,512
Value added tax recoverable	2,023,878	2,223,757
Other	251,388	123,782
	5,746,812	4,041,051

Allowance for doubtful amounts	(207,574)	(303,126)

	$5,539,238	$3,737,925

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 15%. Effective January 1, 2010, the value added tax rate increased to 16%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

6.	Inventories:

	2009	2008

Finished product - concentrates	$410,628	$506,383
Ore stockpile	80,298	7,026
Materials and supplies	680,724	672,907
Silver bullion	266,726	-
	1,438,376	1,186,316
Write-down of finished product to net realizable value	-	(240,810)

	$1,438,376	$945,506

The amount of inventory recognized as an expense for the years ended December 31, 2009 and 2008 is represented by the amount of cost of sales before reversals of inventory write-downs. For the year ended December 31, 2009, the Company recognized in cost of sales the reversal of the write-down of finished product to net realizable value in the amount of $240,810 (2008 – nil).

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

7.	Mineral properties, plant and equipment:

The major components of the Company's mineral properties, plant and equipment are as follows:

	2009	2008

Topia mine:
Mineral properties	$3,115,340	$2,731,978
Plant and equipment	6,131,575	5,847,432
Buildings and mobile equipment	395,716	395,716
Land	13,544	-
Asset retirement obligations (note 10)	231,439	231,439
	9,887,614	9,206,565
Accumulated depreciation and depletion	(4,651,464)	(3,838,616)
	5,236,150	5,367,949

Guanajuato mine:
Mineral properties	4,450,292	4,130,020
Plant and equipment	7,791,861	6,504,682
Buildings and mobile equipment	1,776,685	1,711,403
Land	2,844,889	2,844,889
Asset retirement obligations (note 10)	569,057	569,057
	17,432,784	15,760,051
Accumulated depreciation and depletion	(7,957,998)	(5,333,231)
	9,474,786	10,426,820

Santo Nino	68,542	68,542

Leasehold improvements and other equipment, net of accumulated depreciation of $283,944 (2008 - $208,299)	155,043	224,450

	$14,934,521	$16,087,761

(a)	Topia mine:

On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia mining concessions located in the municipality of Topia in the state of Durango, Mexico.

(b)	Guanajuato mine:

On October 25, 2005, the Company purchased a 100% ownership interest in a group of producing silver- gold mines in Guanajuato, Mexico which includes two main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate).

(c)	Arcoiris concession:

On March 8, 2006, the Company purchased a 100% interest in the Arcoiris concession. The Arcoiris concession is contiguous with the existing Topia mine property.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(d)	Fundiciones property:

On May 15, 2006, the Company purchased a 100% interest in the Fundiciones property. The additional 3.88 hectares of real estate is adjacent to the existing plant at Guanajuato and will facilitate any future expansion of the plant facilities.

(e)	La Prieta concession:

On December 15, 2009, the Company acquired a 100% interest in the La Prieta concession in the Topia district for $346,652 (US$330,000). US$300,000 was paid on closing with the remaining US$30,000 due on March 31, 2010. The La Prieta concession is a 94 hectare claim which hosts two previously mined silver-gold-lead-zinc-quartz vein structures and is situated approximately two kilometres south of the principal veins presently being mined by the Company.

8.	Mineral property exploration expenditures:

The continuity of expenditures on mineral properties for the year ended December 31, 2009 is as follows:

	San Antonio	Santo Nino	Topia	Guanajuato	Virimoa	Mapimi
	Note 8(a)	Note 8(a)	Note 7(a)	Note 7(b)	Note 8(b)	Note 8(c)	Total

Analysis	$-	$-	$18,412	$25,577	$-	$3,727	$47,716

Drilling	-	-	292,730	-	-	-	292,730

Field costs	-	-	37,758	-	-	-	37,758

Geology	-	-	305,009	264,082	-	84,647	653,738

Project administration	30,197	-	6,947	94,059	-	34,616	165,819

Mine exploration costs	-	-	464,561	-	-	-	464,561

	30,197	-	1,125,417	383,718	-	122,990	1,662,322

Cost recoveries	(80,367)	-	-	-	-	-	(80,367)

	(50,170)	-	1,125,417	383,718	-	122,990	1,581,955

Cumulative expenditures, beginning of year	166,591	489,654	8,201,181	6,291,494	369,788	5,205,581	20,724,289

Cumulative expenditures, end of year	$116,421	$489,654	$9,326,598	$6,675,212	$369,788	$5,328,571	$22,306,244

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

The continuity of expenditures on mineral properties for the year ended December 31, 2008 is as follows:

		San Antonio	Santo Nino	Topia	Guanajuato	Virimoa	Mapimi
		Note 8(a)	Note 8(a)	Note 7(a)	Note 7(b)	Note 8(b))	Note 8(c)	Total

Option payments:	Cash	$-	$-	$-	$-	$-	$375,280	$375,280

	Shares	-	-	-	-	-	191,568	191,568

Analysis		-	-	44,624	210,420	-	117,761	372,805

Drilling		-	-	302,427	890,951	-	643,106	1,836,484

Field costs		1,176	-	35,697	15,060	-	54,774	106,707

Geology		5,180	-	267,517	694,985	-	557,585	1,525,267

Project administration		32,558	-	16,083	222,159	-	182,021	452,821

Mine exploration costs		-	-	1,549,391	-	-	-	1,549,391

		38,914	-	2,215,739	2,033,575	-	2,122,095	6,410,323

Cost recoveries		(82,397)	-	-	-	-	-	(82,397)

		(43,483)	-	2,215,739	2,033,575	-	2,122,095	6,327,926

Cumulative expenditures, beginning of year		210,074	489,654	5,985,442	4,257,919	369,788	3,083,486	14,396,363

Cumulative expenditures, end of year		$166,591	$489,654	$8,201,181	$6,291,494	$369,788	$5,205,581	$20,724,289

The continuity of expenditures on mineral properties for the year ended December 31, 2007 is as follows:

		San Antonio	Santo Nino	Topia	Guanajuato	Virimoa	Mapimi
		Note 8(a)	Note 8(a)	Note 7(a)	Note 7(b)	Note 8(b)	Note 8(c)	Total

Option payments:	Cash	$49,119	$102,721	$-	$-	$-	$216,623	$368,463

	Shares	-	-	-	-	-	246,000	246,000

Analysis		19,588	-	51,098	293,759	-	160,448	524,893

Drilling		161,212	-	766,273	816,417	-	928,912	2,672,814

Field costs		315,688	-	111,448	3,007	-	171,758	601,901

Geology		31,582	-	323,649	750,145	-	459,351	1,564,727

Project administration		30,132	-	16,490	52,024	-	133,577	232,223

Mine exploration costs		-	-	1,223,200	-	-	-	1,223,200

		607,321	102,721	2,492,158	1,915,352	-	2,316,669	7,434,221

Cost recoveries		(631,117)	-	-	-	-	-	(631,117)

		(23,796)	102,721	2,492,158	1,915,352	-	2,316,669	6,803,104

Cumulative expenditures, beginning of year		233,870	386,933	3,493,284	2,342,567	369,788	766,817	7,593,259

Cumulative expenditures, end of year		$210,074	$489,654	$5,985,442	$4,257,919	$369,788	$3,083,486	$14,396,363

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(a)	Santo Nino project:

On March 13, 2007, the Company satisfied all conditions of the option agreement by paying the final installment payment. By making cumulative payments of US$165,000 over a three year period, the Company was granted ownership to the Santo Nino mining concession located in the Guadalupe y Calvo mining district in the state of Chihuahua, Mexico.

On February 2, 2007, the Company entered into an option agreement with Altair Ventures Incorporated (“Altair”). Terms of the agreement allow Altair to acquire a 70% interest in the four mining claims named “San Antonio”, “Iran”, “Chiripa”, and “Santo Nino” by making scheduled cash payments totaling US$200,000, issuing a total of 200,000 shares of Altair and fulfilling certain work commitments on the property over a three year period. As at December 31, 2009, US$60,000 and 200,000 shares of Altair have been received in accordance with the agreement. There is no underlying Net Smelter Return royalty or other royalties and Great Panther owns 100% of all four concessions as at December 31, 2009.

On February 1, 2010, Altair decided not to continue its option and as a result forfeited all rights and options to the property.

(b)	Virimoa Project:

On June 13, 2005, the Company signed an option agreement to earn a 100% interest of the ownership rights in two mining claims designated as the Virimoa property located in the Topia mining district in the state of Durango, Mexico.

In May 2007, the Company chose to forfeit all rights and options to the property. Of the total consideration of US$300,000 and 300,000 common shares of the Company, US$50,000 was paid and 150,000 shares issued.

(c)	Mapimi Project:

On September 9, 2009, the Company terminated its option agreement dated September 11, 2006, to earn a 100% interest of the ownership rights to seventeen mining concessions collectively known as the Mapimi project (formerly known as Km 66) in eastern Durango state, Mexico. As at December 31, 2009, cumulative expenditures on the Mapimi Project were $5,328,571.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

9.	Long-term debt:

(a)	Promissory note:

	2009	2008

Promissory note	$240,418	$-

Current portion	121,994	-

	$118,424	$-

On September 10, 2009, the Company committed to purchase equipment by making equal blended monthly payments of $11,092 for 24 months, commencing on the first day of the month after delivery of the equipment under the terms of the promissory note. The promissory note bears interest at 6% per annum, compounded and calculated semi-annually and is secured by the equipment. Interest paid on the promissory note totaled $1,251 in 2009 (2008 – nil).

(b)	Convertible loan notes:

	2009	2008

$2,020,000 note due March 9, 2010, interest rate of 8% per annum payable quarterly. Discounted at an effective interest rate of 26.8%. (note 9(b)(i))	$-	$1,680,550

$4,050,000 notes due July 14, 2011, interest rate of 8% per annum payable quarterly. Discounted at an effective interest rate of 25.1%. (note 9(b)(ii))	3,356,397	2,971,140

	$3,356,397	$4,651,690

(i)

On March 8, 2006, the Company issued a $2,020,000 8% per annum unsecured convertible note maturing on March 9, 2010. The note was convertible into common shares of the Company at a price of $1.32 per share at the holder’s option at any time. On issuance, the conversion feature of the note had a fair value of $1,006,000 determined using the Black-Scholes valuation model. The assumptions used in the valuation model were a risk-free interest rate of 4.1%, volatility of 63.4%, dividends paid of 0.0%, and an expected life of the option of 4 years.

On September 24, 2009, the Company offered an inducement to the holder to convert the note into 3,740,741 common shares of the Company at a price of $0.54 per share. Total consideration for the 3,740,741 common shares issued pursuant to the offer was $4,586,877. The Company recorded debt settlement expense of $51,165 in earnings and a conversion premium of $1,606,664 in accumulated deficit. Interest accreted on the note payable in 2009 up to the date of conversion was $242,497 (2008 - $282,043).

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(ii)

On July 13, 2007, the Company completed financing agreements for cash proceeds of $4,050,000. The financing consisted of two 8% per annum unsecured convertible notes maturing July 14, 2011, convertible into common shares of the Company at a price of $2.25 per share at the holders’ option at any time. On issuance, the conversion feature of the note had a fair value of $1,563,000 using the Black-Scholes valuation model. The assumptions used in the valuation model were a risk-free interest rate of 4.7%, volatility of 57.9%, dividends paid of 0.0%, and an expected life of the option of 4 years. Interest accreted on the notes payable during 2009 was $385,258 (2008 - $341,036).

The fair value of the conversion feature has been recorded in equity, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest charge.

10.	Asset retirement obligations:

The Company’s asset retirement obligations relate to site restoration, clean-up and ongoing treatment and monitoring of the Topia and Guanajuato mines. A reconciliation of the provision for asset retirement obligations is as follows:

	2009	2008

Balance, beginning of year	$1,104,877	$1,101,171

Changes in cash flow estimates	-	(277,971)
Accretion expense	277,214	281,677

Balance, end of year	$1,382,091	$1,104,877

The provision for asset retirement obligations is based on the following assumptions:

•	There has been no change in the Company’s assessment of its asset retirement obligation during the year ended December 31, 2009.

•	The total undiscounted estimated cash flows required to settle the Company’s estimated obligations is US$2,893,000 (2008 – US$2,893,000).

•

The expected timing of payments totaling US$2,893,000 is estimated as follows: US$914,000 in 2012, US$161,000 in 2013, US$172,000 in 2014, US$1,218,000 in 2017, US$207,000 in 2018, and US$221,000 in 2019. This timing matches the estimated remaining life of the mines, which is 2 years for Guanajuato and 6 years for Topia in the absence of a reliable estimate of reserves.

•	A credit-adjusted risk-free rate of 25.1% (2008 – 25.1%) has been used to discount cash flows.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

11.	Capital stock:

(a)	Authorized:
Unlimited number of common shares without par value
Unlimited number of Class A preferred shares without par value, issuable in series
Unlimited number of Class B preferred shares without par value, issuable in series

(b)	Issued:

	Number of	Stated
	common shares	value

Balance, January 1, 2007	69,797,348	$46,393,145

Exercise of “I” warrants at $0.90 per share	3,906,200	3,515,580
Exercise of agents warrants	200,920	180,828
Exercise of “J” warrants at $0.90 per share	5,034,300	4,530,870
Exercise of agent warrants	553,084	497,776
Exercise of options	1,017,500	678,000
Issue of shares pursuant to mineral property agreement	200,000	246,000
Reclassification from contributed surplus on exercise of options and warrants (note 11(c))	-	819,356
Reclassification to common shares on cashless exercise of options	35,000	126,892

Balance, December 31, 2007	80,744,352	56,988,447

Exercise of options	465,000	398,250
Exercise of warrants	100,500	142,710
Issue of shares pursuant to mineral property agreement	344,669	191,568
Reclassification from contributed surplus on exercise of options and warrants (note 11(c))	-	157,896
Repricing of broker warrants	-	(13,409)

Balance, December 31, 2008	81,654,521	57,865,462

Exercise of “L” warrants	1,385,000	484,750
Exercise of finder’s warrants	98,294	34,403
Exercise of stock options	1,618,575	730,859
Private placement at $0.20 per unit, net of costs (note 11(b)(i))	5,125,000	969,549
Issue of agent warrants (note 11(b)(i))	-	(22,902)
Short form prospectus financing at $0.70 per unit, net of costs (note 11(b)(ii))	17,617,500	11,403,536
Issue of agent warrants (note 11(b)(ii))	-	(419,432)
Issue of shares for convertible note (note 9(b)(i))	3,740,741	4,586,877
Reclassification from contributed surplus on exercise of options and warrants (note 11(c))	-	277,118

Balance, December 31, 2009	111,239,631	$75,910,220

No preferred shares have been issued.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(i)

On January 23, 2009, the Company issued 5,125,000 units by private placement at a price of $0.20 per unit for gross proceeds of $1,025,000 and paid cash issuance costs of $55,451. Each unit comprised one common share and one-half of one non-transferable share purchase warrant (Series “L” Warrants). The securities issued in the private placement were subject to a hold period that expired May 24, 2009. Each whole warrant entitled the holder, upon exercise, to acquire one common share of the Company at a price of $0.35 until January 22, 2010 (note 11(e)).

The Company also issued 169,050 finders’ warrants, which were also exercisable at $0.35 until January 22, 2010 (note 11(e)). The fair value of the finder’s warrants of $22,902 is recorded as a cost of financing and is included in contributed surplus.

(ii)

On November 17, 2009, the Company issued 17,617,500 units by short form prospectus financing at $0.70 per unit for gross proceeds of $12,332,250 and paid cash issuance costs of $928,714. The common shares issued under the terms of the short form prospectus are free trading from the closing date. Each unit comprised one common share and one-half of one transferable share purchase warrant (Series “S” Warrants). Each whole warrant is exercisable to purchase one common share for a period of 24 months from the closing date, at an exercise price of $0.90.

The Company also issued 963,150 agents’ warrants, which are also exercisable at $0.90 until November 17, 2011 (note 11(e)). Each agents’ warrant is exercisable to purchase one common share for a period of 24 months from the closing date. The fair value of the agents’ warrants of $419,432 is recorded as a cost of financing and is included in contributed surplus.

(c)	Contributed surplus:

Stated value

Balance, January 1, 2007	$6,077,864

Reclassification to common shares on exercise of options and warrants	(819,356)
Reclassification to common shares on cashless exercise of options	(126,892)
Stock-based compensation	1,129,500

Balance, December 31, 2007	6,261,116

Reclassification to common shares on exercise of options and warrants	(157,896)
Stock-based compensation	1,165,121
Repricing of agent warrants	13,409
Repricing of stock options	443,150

Balance, December 31, 2008	7,724,900

Reclassification to common shares on exercise of options and warrants	(277,118)
Issue of agent warrants (note 11(b)(i) and (ii))	442,334
Stock-based compensation	2,377,927

Balance, December 31, 2009	$10,268,043

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(d)	Stock options and warrants:

The Company, in accordance with the policies of the Toronto Stock Exchange (the “Exchange”), is authorized to grant incentive stock options (“options”) to officers, directors, employees and consultants. The Exchange policies permit the Company’s directors to grant options for the purchase of shares of the Company to qualified persons as incentive for their services. Pursuant to the Company’s 2003 Incentive Stock Option Plan (the “Plan”), options must be non-transferable and may not exceed 10% of the issued and outstanding common shares of the Company at the time of granting and may not exceed 5% of the outstanding to any individual (maximum of 2% to any consultant) in any 12-month period. The exercise price of options is determined by the board of directors by reference to the market value of the shares at the date of grant. Options have expiry dates of no longer than five years from the date of grant and terminate 30 days following the termination of the participant’s employment. Vesting of options is generally at the time of grant.

On December 3, 2007, the Company amended the Plan to allow a participant the right, when entitled to exercise an option, to terminate the option and in lieu of receiving common shares pursuant to the exercise of the option, receive at no cost to the participant, that number of common shares which when multiplied by the closing price of the common shares on the day immediately prior to the exercise, have a total value equal to the product of that number of common shares subject to the option multiplied by the difference between the closing price on the day immediately prior to the exercise of the right and the option exercise price. In the year ended December 31, 2009, nil (2008 – nil; 2007 – 35,000) common shares were issued upon cashless exercises.

The continuity of common stock options for 2009 is as follows:

		Balance					Balance
Exercise		December 31,					December 31,
Price	Expiry date	2008	Granted	Cancelled	Expired	Exercised	2009
0.45	February 8, 2009	490,000	-	-	(490,000)	-	-
0.52	April 5, 2009	30,000	-	-	(30,000)	-	-
0.45	May 25, 2009	40,000	-	-	(40,000)	-	-
0.45	February 27, 2010	125,000	-	-	-	-	125,000
0.45	July 26, 2010	400,000	-	-	-	-	400,000
0.90	January 5, 2011	1,181,700	-	(351,700)	-	-	830,000
1.42	December 6, 2011	1,685,000	-	(1,685,000)	-	-	-
1.42	March 11, 2012	100,000	-	(100,000)	-	-	-
1.42	June 5, 2012	250,000	-	(250,000)	-	-	-
1.42	September 10, 2012	525,000	-	(525,000)	-	-	-
1.42	April 30, 2010	350,000	-	(350,000)	-	-	-
1.42	May 14, 2013	1,220,000	-	(1,220,000)	-	-	-
1.42	July 31, 2013	125,000	-	(125,000)	-	-	-
0.45	February 8, 2014	-	5,752,700	(200,000)	-	(1,608,575)	3,944,125
0.45	February 29, 2012	-	160,000	-	-	-	160,000
0.52	March 25, 2011	-	310,000	-	-	-	310,000
0.70	September 3, 2014	-	1,300,000	-	-	(10,000)	1,290,000
0.90	December 3, 2010	-	275,000	-	-	-	275,000
0.90	December 2, 2014	-	580,000	-	-	-	580,000

		6,521,700	8,377,700	(4,806,700)	(560,000)	(1,618,575)	7,914,125

Weighted average exercise price		$1.16	$0.54	$1.34	$0.45	$0.45	$0.59

As at December 31, 2009, all share options are fully vested. The weighted average remaining contractual life of the options outstanding as at December 31, 2009 is 3.43 years.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(i)

On February 9, 2009, the Company granted incentive stock options to employees, consultants, directors and officers to purchase up to an aggregate of 5,752,700 common shares under the Company’s Incentive Share Option Plan. These options vest immediately and are exercisable for a period of five years from the date of grant at a price of $0.45 per share. On February 9, 2009, the Company cancelled 3,106,700 incentive stock options exercisable at $0.90 and $1.42 which had been granted in prior years to employees and consultants. On February 18, 2009, the Company cancelled 1,450,000 incentive stock options exercisable at $1.42 which had previously been granted to directors and officers.

(ii)

On March 1, 2009, the Company entered into a consulting agreement and granted incentive stock options to purchase up to an aggregate of 160,000 common shares, exercisable at a price of $0.45. These options vest as to 25% on the date of grant and 25% as to every three months thereafter, and expire three years from the date of grant.

(iii)

On March 25, 2009, the Company entered into two separate consulting agreements and granted incentive stock options to purchase up to an aggregate of 310,000 common shares at an exercise price of $0.52. These options vest immediately and expire two years from the date of grant.

(iv)

On September 4, 2009, the Company granted incentive stock options to employees, consultants, directors and officers to purchase up to an aggregate of 1,300,000 common shares under the Company’s Incentive Stock Option Plan. These options vest immediately and are exercisable for a period of five years from the date of grant at a price of $0.70 per share.

(v)

On December 3, 2009, the Company granted incentive stock options to employees, consultants, directors and officers to purchase up to an aggregate of 855,000 common shares under the Company’s Incentive Stock Option Plan. These options vest immediately and are exercisable for a period of five years for employees, directors and officers and exercisable for a period of one year for consultants from the date of grant at a price of $0.90 per share.

The continuity of common stock options for 2008 is as follows:

		Balance					Balance
Exercise		December 31,					December 31,
price	Expiry date	2007	Granted	Cancelled	Expired	Exercised	2008
0.45	February 8, 2009	490,000	-	-	-	-	490,000
0.52	April 5, 2009	30,000	-	-	-	-	30,000
0.45	May 25, 2009	60,000	-	-	-	(20,000)	40,000
0.45	February 27, 2010	150,000	-	-	-	(25,000)	125,000
0.45	July 26, 2010	400,000	-	-	-	-	400,000
0.90	January 5, 2011	1,201,700	-	-	-	(20,000)	1,181,700
0.90	January 14, 2008	400,000	-	-	-	(400,000)	-
2.65	January 14, 2008	400,000	-	-	(400,000)	-	-
1.42	December 6, 2011	2,105,000	-	(420,000)	-	-	1,685,000
1.42	March 11, 2012	115,000	-	(15,000)	-	-	100,000
1.42	June 5, 2012	375,000	-	(125,000)	-	-	250,000
1.42	September 10, 2012	550,000	-	(25,000)	-	-	525,000
1.42	April 30, 2010	-	350,000	-	-	-	350,000
1.42	May 14, 2013	-	1,485,000	(265,000)	-	-	1,220,000
1.42	July 31, 2013	-	125,000	-	-	-	125,000

		6,276,700	1,960,000	(850,000)	(400,000)	(465,000)	6,521,700

Weighted average exercise price		$1.22	$1.42	$1.64	$2.65	$0.86	$1.16

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

The continuity of common stock options for 2007 is as follows:

		Balance						Balance
Exercise		January 1,				Cashless		December 31,
price	Expiry date	2007	Granted	Cancelled	Expired	Exercise	Exercised	2007
0.45	February 8, 2009	490,000	-	-	-	-	-	490,000
0.52	April 5, 2009	30,000	-	-	-	-	-	30,000
0.45	May 25, 2009	100,000	-	-	-	-	(40,000)	60,000
0.45	February 27, 2010	200,000	-	-	-	-	(50,000)	150,000
0.45	July 11, 2010	100,000	-	-	-	-	(100,000)	-
0.45	August 30, 2010	75,000	-	-	-	-	(75,000)	-
0.45	July 26, 2010	580,000	-	-	-	-	(180,000)	400,000
0.60	September 29, 2007	125,000	-	-	-	-	(125,000)	-
0.90	January 5, 2011	1,551,700	-	-	-	-	(350,000)	1,201,700
0.90	December 31, 2007	237,500	-	-	-	(140,000)	(97,500)	-
0.90	January 14, 2008	400,000	-	-	-	-	-	400,000
2.65	January 14, 2008	400,000	-	-	-	-	-	400,000
2.65	December 6, 2011	2,295,000	-	(190,000)	-	-	-	2,105,000
2.65	March 11, 2012	-	165,000	(50,000)	-	-	-	115,000
2.00	June 5, 2012	-	525,000	(150,000)	-	-	-	375,000
2.00	September 10, 2012	-	550,000	-	-	-	-	550,000

		6,584,200	1,240,000	(390,000)	-	(140,000)	(1,017,500)	6,276,700

Weighted average exercise price		$1.50	$2.09	$2.40	-	$0.90	$0.67	$1.71

The Company applies the fair value-based method of accounting for employee stock options granted after January 1, 2003. During the year ended December 31, 2009, the Company recorded compensation expense for the fair value of stock options of $2,377,927 (2008 - $1,608,271, 2007 - $1,129,500) for stock options that were granted during the year. The weighted average fair value of options granted during 2009 was $0.28 (2008 - $0.32, 2007 - $0.91) . The fair value per option was determined using the following weighted average assumptions:

	2009	2008	2007

Risk-free interest rate	2.0%	3.0%	4.4%
Dividend paid	0.0%	0.0%	0.0%
Expected life	4.7 years	4.1 years	5.0 years
Volatility	90.7%	66.6%	64.0%

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(e)	Warrants:

The continuity of warrants for 2009 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2008	Issued	Exercised	Expired	2009

Series “L” Warrants	0.35	January 22, 2010	-	2,562,500	(1,385,000)	-	1,177,500
Series “S” Warrants	0.90	November 17, 2011	-	8,808,750	-	-	8,808,750
Finder’s Warrants	0.35	January 22, 2010	-	169,050	(98,294)	-	70,756
Agent Warrants	0.90	November 17, 2011	-	963,150	-	-	963,150

			-	12,503,450	(1,483,294)	-	11,020,156

The continuity of warrants for 2008 is as follows:

			Balance				Balance
	Exercise		December 31,				December 31,
Series	price	Expiry date	2007	Issued	Exercised	Expired	2008

Series “K” Warrants	1.42	June 1, 2008	3,621,999	-	(100,500)	(3,521,499)	-
Broker Warrants	1.42	June 1, 2008	479,375	-	-	(479,375)	-

			4,101,374	-	(100,500)	(4,000,874)	-

The continuity of warrants for 2007 is as follows:

			Balance				Balance
			January 1,				December 31,
Series	price	Expiry date	2007	Issued	Exercised	Expired	2007

Series "I" Warrants	0.90	Nov. 30, 2007	3,906,200	-	(3,906,200)	-	-
Agents' Warrants	0.90	Nov. 30, 2007	200,920	-	(200,920)	-	-
Series "J" Warrants	0.90	Dec. 20, 2007	5,034,300	-	(5,034,300)	-	-
Agents’ Warrants	0.90	Dec. 20, 2007	553,084	-	(553,084)	-	-
Series “K” Warrants	2.65	June 1, 2008	3,621,999	-	-	-	3,621,999
Broker Warrants	2.00	June 1, 2008	479,375	-	-	-	479,375

			13,795,878	-	(9,694,504)	-	4,101,374

(f)	Advances on share subscriptions

As at December 31, 2009, the Company received $nil (2008 - $85,000) in advances on share subscriptions to be applied to future private placements. The 2008 advances were restricted as of December 31, 2008 and were applied against the January 23, 2009 private placement (note 11(b)(i)).

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(g)	Shareholder Rights Plan

On March 7, 2008, the Board of Directors approved the adoption of a Shareholder Rights Plan (the "Plan") as part of its procedures for dealing with any parties who may seek to acquire control of the Company through a take-over bid or other transaction. To implement the Plan, the Board of Directors of the Company authorized the issue of one Right in respect of each common share of the Company outstanding to holders of record on March 7, 2008. Until the occurrence of certain specific events, the Rights will trade with the common shares of the Company.

The Rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the "Permitted Bid" provisions of the Plan. Under the Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days. If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror and certain persons related to the offeror or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender. Should a non-permitted acquisition occur, each Right would entitle each holder of common shares (other than the offeror and certain parties related to the offeror or acting jointly with it) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

The Plan was ratified on June 27, 2008 and will continue until the annual general meeting of shareholders in 2012.

12.	Accumulated other comprehensive income (loss):

	2009	2008

Balance, beginning of year	$(37,592)	$5,945

Unrealized gain (loss) on marketable securities	14,819	(43,537)

Balance, end of year	$(22,773)	$(37,592)

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

13.	Capital management:

The Company’s objectives when managing capital are to:

	•	ensure there are adequate capital resources to safeguard the Company’s ability to continue as a going concern;

	•	maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, and the operation of producing mines;

	•	maintain investor, creditor and market confidence to sustain future development of the business; and

	•	provide returns to shareholders and benefits for other stakeholders.

The Topia and Guanajuato mines are in production, but exploration activities are also performed at these properties in order to identify further resources. Funds realized from the sale of concentrates along with working capital are sufficient to finance the operations of the producing properties, as well as fund overhead and exploration activities.

The Company manages its capital in a manner that provides sufficient funding for operational activities. Annual capital and operating expenditure budgets, and rolling forecasts, are used to determine the necessary capital requirements. These budgets are approved by management and the Board of Directors and updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary. For the year ended December 31, 2009, the Company’s management assessed changes in quantitative and qualitative data with respect to the Company’s objectives, policies and processes for managing capital implemented in the prior year to ensure their continued appropriateness. Going forward, the Company will continue to focus on internally generated cash flow to reduce or eliminate its reliance on equity and debt financing.

As at December 31, 2009, total managed capital was $18,004,229, comprised of:

	December 31,	December 31,
	2009	2008

Total debt (1)	$4,460,210	$5,544,976
Less: Cash	13,312,091	606,244
Net debt (cash)	(8,851,881)	4,938,732

Shareholders’ equity	26,856,110	9,817,905

Adjusted capital	$18,004,229	$14,756,637

Debt to adjusted capital ratio	(0.49)	0.33

(1)      Includes current and long term portions of capital lease obligation and promissory note and convertible loan note

The Company’s capital structure is dependent on expected business growth and changes in the business environment.

The Company is subject to externally imposed capital requirements under one of its lease financing contracts (note 18(f)). The Company’s subsidiary may not transfer or assign more than 20% of its assets to a third party or enter into a merger contract without prior consent or the debt becomes fully repayable. Neither the Company nor any of its subsidiaries are subject to any other externally imposed capital requirements such as

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

loan covenants or capital ratios. During the year ended December 31, 2009, the Company met all externally imposed capital and debt repayment requirements.

14.	Fair value of financial instruments:

The carrying values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of the items. The fair values of marketable securities are based on current bid prices at December 31, 2009. The fair values of the capital lease obligations to third parties approximate their amortized costs as the interest rates reflect estimated market rates at December 31, 2009. The fair value of the convertible notes at December 31, 2009 is $3,564,370 as determined using the Black-Scholes valuation model. The assumptions used in the valuation model were a risk-free interest rate of 1.5%, volatility of 114.6%, dividends paid of 0.0%, and an expected life of the options of 1.5 years. The carrying value of the convertible notes at December 31, 2009 is $3,356,397.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and different valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

During 2009, CICA Section 3862, Financial Instruments - Disclosures, was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•	Level 3 – Inputs that are not based on observable market data

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as at December 31, 2009 (1):

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$13,312,091	$-	$-	$13,312,091
Marketable securities	22,754	-	-	22,754
	$13,334,845	$-	$-	$13,334,845

(1)	Information for the year ended December 31, 2008 has not been presented in the table because comparative information is not required in the year of adoption.

For the year ended December 31, 2009, a mark-to-market gain of $14,819 (2008 – ($43,537)) for marketable securities designated as available-for-sale has been recognized in other comprehensive loss. Available-for-sale financial assets are denominated in Canadian dollars. There were no disposals or impairment provisions during the year.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

15.	Financial risk exposure and risk management:

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not use financial instruments to mitigate these risks and has no designated hedging transactions. The Company has no collateral on its debts except for the equipment in note 9(a). The Board approves and monitors the risk management processes. The Board’s main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company’s exploration program, and limited exposure to credit and market risks. There were no changes to the objectives or the process from the prior year.

The types of risk exposure and the way in which such exposures are managed are as follows:

	(a)	Concentration risk:

Concentration risks exist in cash and cash equivalents because significant balances are maintained with three financial institutions. The risk is mitigated because the cash and cash equivalents are maintained with prime Canadian and Mexican financial institutions. Risk also exists in sales because the Company’s revenues are currently substantially derived from sales to two customers in Mexico. To mitigate the risk, the Company continues to consider selling its concentrates to other potential economically viable customers.

	(b)	Credit risk:

Credit risk primarily arises from the Company’s cash and cash equivalents and amounts receivable. The risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits or invested in high interest savings accounts and guaranteed investment certificates with various maturity dates. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates.

Amounts receivable primarily consists of value added tax recoverable (“VAT”) and trade accounts receivable. To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectible amounts. An allowance of $207,574 has been provided for potentially uncollectible VAT as at December 31, 2009. With respect to trade receivables, our customers are large, multinational corporations and have conducted business in Mexico for a number of years. At December 31, 2009, the trade accounts receivable balance totaled $3,471,546 (2008 - $1,693,512), all of which has been collected as at February 28, 2010. The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(c)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures there is sufficient capital to meet short term business requirements. One of management’s goals is to maintain an optimal level of liquidity through the active management of the Company’s assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a quarterly basis.

For the year ended December 31, 2009, cash flows provided by operations, receipt of trade and VAT receivables, proceeds from the January 23, 2009 equity financing and draws on cash and cash equivalents were used to fund the operating costs associated with the producing properties as well as mineral property exploration expenditures and head office costs. The Company’s cash and cash equivalents are invested in high interest savings accounts and guaranteed investment certificates which are available on demand to fund the Company’s operating costs and other financial demands.

The maturity of the Company’s convertible loan notes and capital lease obligations are disclosed in notes 9(b) and 18(f). The Company manages the long-term liquidity risks associated with the convertible loan notes by including a holder’s conversion feature in the agreements, which it anticipates will be exercised. In the event that the conversion feature is not exercised, the expectation is that the Company will have sufficient cash flow from operations to repay the debt.

(d)	Market risk:

The significant market risks to which the Company is exposed are currency, interest rate and commodity price risk.

(i) Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

The Company’s exploration, development, operating costs, and a significant portion of its administrative costs are in Mexico and are denominated in Mexican pesos or US dollars. Revenues from the sale of concentrates are denominated in US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

Comparative foreign exchange rates as at December 31, 2009 are as follows:

	December 31,	December 31,
	2009	2008

MXN Peso to CDN Dollar	0.080	0.089
US Dollar to CDN Dollar	1.051	1.218

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time. Management believes the foreign exchange

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

risk derived from currency conversions for the Mexican operations is not significant and therefore does not hedge its foreign exchange risk. Additionally, the US dollar trade accounts receivable are short term in nature and foreign currency risk exposure is minimal.

(ii) Interest rate risk

The Company’s policy is to invest cash in high interest savings accounts and guaranteed investment certificates at fixed or floating rates of interest and cash equivalents are to be maintained in floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact the value of cash and cash equivalents. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates. As at December 31, 2009, the Company held $12,379,172 in high interest savings accounts and guaranteed investment certificates.

With respect to financial liabilities, the convertible loan notes and promissory note carry fixed interest rates of 8.0%, and 6.0% per annum, respectively, and two capital leases carry fixed interest rates of at 10.5% and 12% per annum. As such, the Company is not subject to fluctuations in interest rates.

(iii) Commodity price risk

The value of the Company’s mineral resource properties depends on the price of silver, gold, lead and zinc and the outlook for these minerals. At December 31, 2009, market prices were US$16.99/oz for silver, US$1,104/oz for gold, US$2,390/tonne for lead, and US$2,569/tonne for zinc.

Silver and gold, as well as lead and zinc prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to silver and gold. The value of trade receivables depends on changes in metal prices over the quotational period.

The profitability of the Company’s operations is highly correlated to the market price of silver and gold. If metal prices decline for a prolonged period below the cost of production of the Company’s Topia and Guanajuato mines, it may not be economically feasible to continue production.

The Company has not entered into any hedging or other commodity based risk instruments.

(iv) Sensitivity analysis

Based on historic trends over the last twelve months, volatilities in the above-noted market risks, and management’s knowledge and experience in the financial markets, the Company believes the following movements are reasonably possible over a twelve-month period.

•	A parallel shift of +1%/-1% from the prevailing market interest rates on deposits as of December 31, 2009.

•	Proportional foreign exchange movement of -10% (depreciation of CAD) and +10% (appreciation of CAD) against the USD, from the December 31, 2009 CAD to USD exchange rate of 0.951.

Proportional foreign exchange movement of -10% (depreciation of CAD) and +10% (appreciation of CAD) against the Mexican peso, from the December 31, 2009 CAD to Mexican peso exchange rate of 12.481.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

•	A parallel shift of +10%/-10% from the prevailing commodity prices of US$16.99/oz for silver, US$1,104/oz for gold, US$2,390/tonne for lead, and US$2,569/tonne for zinc as of December 31, 2009.

If these movements were to occur, the impact on the consolidated net income (loss) for each category of financial instrument held at the balance sheet date is presented below in thousands of dollars.

		Interest Rate Risk		Currency Rate Risk		Commodity Price Risk
		-1%	+1%	-10%	+10%	-10%	+10%
	Carrying
	Amount	Income	Income	Income	Income	Income	Income
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)
Financial assets

Cash and cash equivalents
CAD	12,026	(120)	120	-	-	-	-
USD	1,248	(12)	12	139	(113)	-	-
Pesos	38	-	-	4	(3)	-	-
Amounts receivable
USD	1,026	-	-	114	(93)	(98)	98
Pesos	4,407	-	-	490	(401)	(250)	250

Financial liabilities

Accounts payable and accrued liabilities
USD	254	-	-	(28)	23	-	-
Pesos	1,851	-	-	(206)	168	-	-
Capital lease obligation
USD	863	-	-	(96)	78	-	-
Total Increase (Decrease)		(132)	132	417	(341)	(348)	348

16.	Income taxes:

Provision for (recovery of) income taxes:

	2009	2008	2007
		(Revised
		note 2(a))

Current income taxes	$64,990	$(131,599)	$149,969
Future income taxes	603,070	(1,044,916)	2,421,504

	$668,060	$(1,176,515)	$2,571,473

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

Income tax expense (recovery) differs from the amount which would result from applying the statutory Canadian tax rates for the following reasons:

	2009	2008	2007
		(Revised
		note 2(a))

Net loss before tax	$(198,791)	$(14,937,341)	$(17,129,388)
Canadian income tax rate	30.00%	31.00%	34.12%

Income tax recovery expected	(59,637)	(4,630,576)	(5,844,547)
Permanent differences	526,953	786,549	(81,800)
Difference in tax rates	(342,839)	1,575,899	561,686
Benefit of tax attributes not recognized and other items	543,583	1,091,613	7,936,134

	$668,060	$(1,176,515)	$2,571,473

The significant components of the Company’s future income tax assets are as follows:

	2009	2008
		(Revised
		note 2(a))

Future income tax assets:
Mineral property, plant and equipment and related debt	$847,106	$880,991
Office equipment financing and other	450,091	313,855
Capital losses	243,122	252,794
Non-capital losses	4,903,460	4,068,367
Total future income tax assets	6,443,779	5,516,007

Valuation allowance	(6,443,779)	(5,516,007)
Future income tax assets, net of allowance	-	-

Future income tax liabilities:
Mineral properties	(1,817,831)	(1,376,588)

Current portion	506,222	-

Future income tax liability	$(1,311,609)	$(1,376,588)

At December 31, 2009, the Company had operating losses of $20,190,606 (2008 - $17,300,903; 2007 - $13,170,509) and capital losses of $1,934,816 (2008 - $1,934,816; 2007 - $1,934,816). The operating losses at December 31, 2009 includes $19,027,307 (2008 - $15,269,158; 2007 - $12,365,275) in Canada and $1,163,299 (2008 – $2,031,745; 2007 – $805,233) in Mexico. The capital losses are without expiry, and the operating losses expire at various dates to 2029.

A new tax in Mexico, referred to as a “Flat Tax”, was enacted in 2007 and came into effect on January 1, 2008. The Flat Tax is an alternative minimum tax. Taxpayers are required to pay the higher of the amount due under Income Tax or Flat Tax. The tax basis of fixed assets is significantly reduced and tax losses originating from prior years are not deductible under Flat Tax. For the year ended December 31, 2009, three of the Company’s subsidiaries were subject to Flat Tax.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

17.	Related party transactions:

The Company entered into the following transactions with related parties:

	2009	2008	2007

Consulting fees paid or accrued to companies controlled by directors of the Company	$648,402	$595,823	$539,000

Consulting fees paid or accrued to companies controlled by officers of the Company	171,118	266,230	395,943

Cost recoveries received or accrued from a company with a common director of the Company	80,367	82,397	631,117

Office and administration fees paid or accrued to a company controlled by a director of the Company	68,711	36,138	39,879

As at December 31, 2009, $110,060 (2008 – $314,435; 2007 – $74,401) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with a common director were $147,273 (2008 – $61,720, 2007 – $400,742) and were included in amounts receivable.

The above transactions occurred in the normal course of operations and are measured at the exchange amount which is the amount of consideration established and agreed to by the parties.

18.	Commitments and contingencies:

(a)	The Company is committed to making severance payments amounting to approximately $1,870,000 to certain officers and management in the event that there is a change of control of the Company.

(b)	Commitments outstanding relating to laboratory and drilling services amount to $1,834,000 in 2010 and $729,000 in 2011.

(c)	The Company is committed to operating lease payments of $160,000 in 2010, $143,000 in 2011, $141,000 in 2012 and $93,000 in 2013.

(d)	During the year, the Company entered into consulting agreements with third parties totaling a commitment of $136,000 in 2010.

(e)

During the year, the Company entered into equipment purchase commitments with third party vendors totaling $3,048,205. The Company expects to fulfill these capital expenditure commitments in fiscal 2010.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(f)	The Company acquired equipment through two capital leases that bear interest at annual rates of 10.5% and 12% and require lease payments to the expiry date as follows:

December 31,
2009
Years ending December 31:
2010	$846,271
2011	68,609

Total minimum lease payments	914,880
Less: amount representing interest	(51,485)

Balance of capital lease obligation	863,395

Current portion	800,761

$62,634

Included in mineral properties, plant and equipment at December 31, 2009, are leased assets with a cost of $1,319,688 and accumulated depreciation of $319,933. Interest on the capital leases of $84,749 (2008 - $24,438) is included in interest expense.

(g)

On February 17, 2009, the Company committed to implementing an environmental program as a result of participating in a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico. The Company expects to make expenditures of $397,000 in 2010 as a result of the program.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

19.	Segmented information:

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico and one corporate segment located in Canada. Due to diversities in geography and production processes, the Company operates the Guanajuato and Topia mines separately, with separate budgeting and evaluation of results of operations and exploration activities. The Corporate segment provides financial, human resources and technical support to the two mining operations. The Guanajuato operations produce silver and gold, and Topia operations produce silver, gold, lead and zinc.

	Year ended December 31, 2009
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total

Revenue	$22,296,535	$9,435,180	$-	$-	$31,731,715	$-	$31,731,715

Cost of sales	11,100,804	5,666,879	-	-	16,767,683	-	16,767,683

Amortization and depletion of mineral properties, plant and equipment	2,653,517	840,384	-	-	3,493,901	82,895	3,576,796

Mineral property exploration expenditures	383,718	1,125,417	72,820	-	1,581,955	-	1,581,955

General and administrative	-	-	-	1,279,381	1,279,381	4,523,127	5,802,508

Stock-based compensation	383,400	172,822	-	168,853	725,075	1,652,852	2,377,927

Income (loss) before income taxes	7,595,146	1,532,415	(72,820)	(1,794,902)	7,259,839	(7,458,630)	(198,791)

Net income (loss)	7,595,146	1,532,415	(72,820)	(2,462,962)	6,591,779	(7,458,630)	(866,851)

Capital expenditures	1,721,374	681,050	-	-	2,402,424	18,027	2,420,451

Total assets	$13,740,126	$6,708,383	$68,542	$2,569,756	$23,086,807	$14,087,459	$37,174,266

	Year ended December 31, 2008 (Revised - note 2(a))
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total

Revenue	$15,150,463	$7,294,975	$-	$-	$22,445,438	$-	$22,445,438

Cost of sales	12,030,276	6,113,947	-	-	18,144,223	-	18,144,223

Amortization and depletion of mineral properties, plant and equipment	2,580,224	1,603,035	-	-	4,183,259	101,770	4,285,029

Mineral property exploration expenditures	2,033,575	2,215,739	2,078,612	-	6,327,926	-	6,327,926

General and administrative	-	-	-	2,092,816	2,092,816	3,872,779	5,965,595

Stock-based compensation	540,141	170,791		352,561	1,063,493	544,778	1,608,271

Income (loss) before income taxes	(2,172,012)	(2,951,955)	(2,078,612)	(2,143,622)	(9,346,201)	(5,591,140)	(14,937,341)

Net income (loss)	(2,172,012)	(2,951,955)	(2,078,612)	(967,107)	(8,169,686)	(5,591,140)	(13,760,826)

Capital expenditures	1,868,876	754,065	-	-	2,622,941	89,730	2,712,671

Total assets	$11,576,513	$7,657,912	$68,543	$2,585,705	$21,888,673	$422,008	$22,310,681

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

	Year ended December 31, 2007
	Mexico					Canada
	Guanajuato	Topia	Other	Corporate	Total	Corporate	Total

Revenue	$8,604,210	$6,918,884	$-	$-	$15,523,094	$-	$15,523,094

Cost of sales	8,926,924	5,225,733	-	-	14,152,657	-	14,152,657

Amortization and depletion of mineral properties, plant and equipment	1,954,655	1,561,903	-	-	3,516,558	87,110	3,603,668

Mineral property exploration expenditures	1,915,352	2,492,158	2,395,594	-	6,803,104	-	6,803,104

General and administrative	-	-	-	768,949	768,949	3,903,413	4,672,362

Stock-based compensation	290,500	-	-	40,000	330,500	799,000	1,129,500

Income (loss) before income taxes	(4,492,927)	(2,373,941)	(2,395,594)	(2,633,797)	(11,896,259)	(5,233,129)	(17,129,388)

Net income (loss)	(4,492,927)	(2,373,941)	(2,395,594)	(5,196,265)	(14,458,727)	(5,242,134)	(19,700,861)

Capital expenditures	1,751,488	2,341,628	-	-	4,093,116	221,479	4,314,595

Total assets	$11,871,843	$9,790,841	$68,542	$4,849,925	$26,581,151	$5,097,689	$31,678,840

Product Revenue:

	2009	2008	2007
Silver	$23,394,598	$17,315,025	$11,199,504
Gold	6,935,001	5,082,060	2,663,086
Lead	1,544,705	1,654,109	1,820,158
Zinc	911,377	573,484	144,880
Ore processing revenues	742,510	707,192	539,050
Smelter and refining charges	(1,796,476)	(2,886,432)	(843,584)

	$31,731,715	$22,445,438	$15,523,094

For the year ended December 31, 2009, the Company had two customers that accounted for 95% of total revenues. The trade accounts receivable balance of $3,471,546 at December 31, 2009 relates to these two customers (note 5). The Guanajuato and Topia segments each had one customer account for 68% and 27% of total revenue, respectively.

For the year ended December 31, 2008, the Company had two customers that accounted for 97% of total revenues. The trade accounts receivable balance of $1,693,512 at December 31, 2008 relates to these two customers (note 5). One customer accounted for 85% of total revenues, of which 56% was from the Guanajuato segment and 29% from the Topia segment. The other customer accounted for 12% of total revenues, which was all related to the Guanajuato segment.

For the year ended December 31, 2007, the Company had one customer that accounted for 97% of total revenues for both the Guanajuato and Topia segments.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

20.	Subsequent events:

(a)

On February 1, 2010, Altair forfeited its option to acquire a 70% interest in the Santo Nino Project (note 8(a)). The Company agreed to accept 1,117,866 common shares of Altair at a deemed issue price of $0.15 per share as full payment of Altair’s indebtedness to the Company at January 31, 2010.

(b) Subsequent to December 31, 2009, the Company received proceeds of $380,281 from the exercise of 822,625 options and $472,890 from the exercise of 1,288,256 warrants.

21.	Reconciliation between Canadian and United States generally accepted accounting principles and United States accounting pronouncements:

The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balance sheets is summarized as follows:

	December 31, 2009		December 31, 2008
			(Revised - note 2(a))
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP

Convertible note payable (note 21(a)(iv))	3,356,397	4,050,000	4,651,690	6,070,000
Share capital (note 21(a)(iii) and note 21(a)(vii))	75,910,220	79,625,551	57,865,462	64,076,667
Contributed surplus (note 21(a)(ii) and note 21(a)(vii))	10,268,043	12,778,917	7,724,900	7,739,900
Equity component of convertible note (note 21(a)(iv))	1,563,000	-	2,569,000	-
Deficit	(60,862,380)	(65,735,276)	(58,388,865)	(63,464,380)

Share capital and contributed surplus:

	2009	2008

Share capital and contributed surplus, under Canadian GAAP	$86,178,263	$65,590,362
Adjustment for stock-based compensation for employees (note 21(a)(ii))	15,000	15,000
Reversal of recapitalization of deficit (note 21(a)(iii))	6,211,205	6,211,205

Share capital and contributed surplus, under US GAAP	$92,404,468	$71,816,567

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

Deficit:

	2009	2008
		(Revised
		note 2(a))

Deficit, under Canadian GAAP	$(60,862,380)	$(58,388,865)
Adjustment for stock-based compensation for employees (note 21(a)(ii))	(15,000)	(15,000)
Reversal of recapitalization of deficit (note 21(a)(iii))	(6,211,205)	(6,211,205)
Interest accreted on convertible loan note (note 21(a)(iv))	1,778,445	1,150,690
Reversal of incremental fair value of liability component due to early conversion of convertible loan note (note (9)(b)(i))	51,165	-
Reversal of premium of the equity component upon early conversion of the convertible loan note (note (9)(b)(i))	1,606,664	-
Effect of induced early conversion of convertible loan note, under US GAAP (note 21(a)(iv))	(1,657,829)	-
Amortization of option payments (note 21(a)(v))	(425,136)	-

Deficit, under US GAAP	$(65,735,276)	$(63,464,380)

Loss and loss per share:

	2009	2008	2007
		(Revised
		note 2(a))

Loss for the year, under Canadian GAAP	$(866,851)	$(13,760,826)	$(19,700,861)
Reversal of incremental fair value of liability component due to early conversion of convertible loan note (note (9)(b)(i))	51,165	-	-
Effect of induced early conversion of convertible loan note, under US GAAP (note 21(a)(iv))	(1,657,829)	-	-
Interest accreted on convertible loan note (note 21(a)(iv))	627,755	623,079	377,812
Amortization of option payments (note 21(a)(v))	(425,136)	-	-

Loss for the year, under US GAAP	$(2,270,896)	$(13,137,747)	$(19,323,049)

Basic and diluted loss per share, under US GAAP	$(0.03)	$(0.16)	$(0.27)

Weighted average number of common shares, basic and diluted	90,210,438	81,321,733	72,227,455

(a)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in measurement differences from Canadian GAAP are as follows:

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(i)	Income taxes:

As described in note 2(n), the Company follows the asset and liability method of accounting for income taxes which is also in accordance with Statement of Financial Accounting Standards Board (“FASB”) No. 109 Accounting for Income Taxes (codified within ASC 740). Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. In 2009, there were no differences between enacted and substantively enacted rates. For each of the years ended December 31, 2009 and 2008, net future tax assets are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets or liabilities.

In June 2006, FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes (codified within ASC 740). This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for fiscal years beginning after December 15, 2006. For US GAAP purposes, no adjustment was required to the consolidated financial statements as a result of the adoption of this interpretation.

(ii)	Stock-based compensation:

The Company accounts for stock options at fair value under Canadian GAAP commencing on January 1, 2002 as described in note 2(i). Statement of Financial Accounting Standards Board No. 123, Accounting for Stock-Based Compensation (SFAS 123) became effective for US GAAP purposes for fiscal years beginning after December 15, 1995.

For fiscal years ending prior to December 31, 2003, as allowed by SFAS 123, the Company followed the intrinsic value principles of APB Opinion 25, Accounting for Stock Issued to Employees and related interpretations, in measuring compensation expense for employee options. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date, which is generally the grant date, over the amount an employee must pay to acquire the stock. The application of APB 25 resulted in compensation expense of $15,000 being recognized for employees in the year ended December 31, 2001 under US GAAP and no similar expense was required under Canadian GAAP. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123 whereby the fair value of the stock options granted to employees was expensed.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard (SFAS 123R) Share Based Payment using the modified prospective method for all employee awards granted, modified or settled after the effective date using the fair value measurement method of this standard (codified within ASC 718). For unvested employee equity awards as of the effective date, compensation is to be recognized based upon the grant date fair value determined under SFAS 123, adjusted to reflect the estimated impact of forfeitures. Upon adoption of SFAS 123R, there was no cumulative effect adjustment required. Non-employee awards are accounted for under the fair value method under both Canadian and US GAAP.

There were no significant differences in accounting for stock-based compensation between Canadian GAAP and US GAAP during the three years ended December 31, 2009.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(iii)	Elimination of deficit:

During the year ended December 31, 1999, the Company reduced its paid-up capital by $6,211,205 to eliminate the deficit at March 31, 1999. In order to effect these reductions, it was not necessary to revalue the assets of the Company. As a consequence, all conditions under the US GAAP quasi- reorganization rules were not met and the recapitalization of the deficit would not be recorded.

(iv)	Convertible loan notes:

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt are recorded as an equity component of the debt (note 9(b)). Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the date of issuance, which it was not. Accordingly, no value would be assigned under US GAAP to the conversion feature on the convertible notes issued in 2006 and 2007.

Applying US GAAP, the convertible notes at December 31, 2009 would be recorded as a liability at face value of $4,050,000 and no value would be assigned to the equity component of the convertible notes. In addition, accretion on the calculated debt discounts on the convertible notes under Canadian GAAP of $627,755 for the year ended December 31, 2009 (2008 - $623,079, 2007 - $377,812) would not have been recorded, reducing interest expense by an equivalent amount.

During the year ended December 31, 2009, the Company induced the early conversion of the $2,002,000 convertible loan note. In accordance with Canadian GAAP, the Company accounted for the early conversion as described in (note 9(b)(i)). Under US GAAP, the Company recognized an expense of $1,657,829 which is the fair value of the common shares transferred in excess of the fair value of the common shares issuable pursuant to the original conversion terms.

(v)	Mineral properties, plant, and equipment:

Production facilities and mineral property costs are currently amortized over the estimated remaining life of mine of 3 years for Guanajuato and 7 years for Topia. Under US GAAP, the Company expects to use the units-of-production method based on reserves as defined under SEC Industry Guide 7 once such reserve amounts are determinable.

Under Canadian GAAP, periodic option payments related to mineral properties are expensed prior to commercial feasibility of mining operations being established. Under US GAAP, periodic option payments are capitalized when such payments are associated with the acquisition of mineral rights and amortized over their respective option term. As there were no option payments made to the Mapimi project (note 8) during the year, a measurement difference of $425,136 resulted from the amortization of prior year’s option payments. There is no material measurement difference for the comparative periods.

(vi)	Statement of cash flows

In the statement of cash flows, the presentation of the cash flows from operating activities includes an intermediate total which is not permitted under US GAAP, ASC 230, Statement of Cash Flows.

(vii)	Share capital and contributed surplus

Under Canadian GAAP, the Company allocates the net proceeds from equity financings containing common shares and share purchase warrants to share capital (note 11(b)). Under US GAAP, the net

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

proceeds from the issuance of units are allocated between common shares and share purchase warrants contained in such units, based on their respective fair values. Accordingly, the amount of $2,495,874, being the portion of the net proceeds allocated to these warrants, is recorded to contributed surplus under US GAAP.

(b)	Recently adopted United States accounting pronouncements:

(i)

In December 2007, the FASB issued a revised standard on accounting for business combinations (codified within ASC 805): The major changes to accounting for business combinations are summarized as follows:

	•	all business acquisitions would be measured at fair value

	•	most acquisition-related costs would be expensed as incurred (they would no longer be part of the purchase consideration)

•

non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%)

•

goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest.

The adoption of this Interpretation did not impact the Company’s results of operations or financial position.

(ii)

In December 2007, the FASB issued a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements (codified within ASC 810-10). This statement specifies that non-controlling interests are to be treated as a separate component of equity, with increases and decreases in the parent’s ownership interest as capital transactions. This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest. The adoption of this Interpretation did not impact the Company’s results of operations or financial position.

(iii)

In March 2008, the FASB issued a new statement enhancing disclosures regarding an entity’s derivative and hedging activities (codified within ASC 815-10-50). This statement was adopted by the Company on January 1, 2009 and there was no impact on the financial position or operational results of the Company.

(iv)

In May 2008, the FASB issued guidance which clarifies the accounting for convertible debt instruments that may be settled in cash upon conversion (codified within ASC 470-20). The guidance specifies that issuers of such instruments should separately account for the liability and equity components of those instruments by allocating the proceeds from issuance between the liability component and the embedded conversion option. The Company adopted this statement on January 1, 2009 and there was no impact on the financial position or operational results of the Company.

GREAT PANTHER SILVER LIMITED
(Formerly Great Panther Resources Limited)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

Years ended December 31, 2009, 2008 and 2007

(v)

In June 2008, the FASB Task Force reached a consensus on EITF Issue No. 07-5 which provides guidance on determining whether an instrument (or embedded derivative) is indexed to an entity’s own stock (codified within ASC 815). The Company adopted this EITF on January 1, 2009 and there was no impact on the financial position and operational results of the Company.

(vi)

In June 2009, the FASB issued Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of GAAP (codified within ASC 105). The Accounting Standards Codification (“ASC”) establishes the sources of accounting principles and the framework for selecting principles used in the preparation of financial statements of non-governmental entities presented in conformity with US GAAP. The statement establishes two levels of GAAP: authoritative and non-authoritative. An entity must first consider authoritative GAAP for similar transactions or events, and then consider non-authoritative guidance from other sources. The adoption of the ASC did not have an impact on the Company’s consolidated financial statements.

(vii)

In June 2009, the FASB issued general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued or are available to be issued (codified within ASC 855). The update sets forth: (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this standard had no impact on the Company’s financial position, results of operations or cash flows. Please refer to note 20 for the subsequent events note disclosure.

(c)	Recently issued United States accounting pronouncement:

(i)

In June 2009, the FASB issued new guidance relating to accounting for Variable Interest Entities (“VIE”) codified within ASC 810-10. Key changes include: (a) the elimination of the exemption for qualifying special purpose entities (“QSPE”); (b) a new approach for determining who should consolidate a VIE; and (c) changes to when it is necessary to reassess who should consolidate a VIE. This standard is effective for years beginning after November 15, 2009, and for subsequent interim and annual reporting periods thereafter. The Company does not expect the adoption of this standard to have a significant effect on the Company’s results of operations or financial position.